EXHIBIT 99.23

Material Change Report, dated June 9, 2005, regarding the results for fiscal 2005, and the appointment of Dr. Stephen Becker to the Registrant’s Clinical Development Team

Form 51-102F3
Material Change Report

Item 1.

Name and Address of Company

AnorMED Inc. (“AnorMED”, the “Company” or “we”)
Suite 200, 20353 - 64th Avenue
Langley, British Columbia V2Y 1N5

Item 2.

Date of Material Change

May 31, 2005

Item 3.

News Release

The press releases were issued at Langley, B.C. on May 31, 2005 and disseminated via Canada NewsWire.

Item 4.

Summary of Material Change

AnorMED announced on May 31, 2005 its results of operations for Fiscal 2005, the appointment of Dr. Stephen Becker to its Clinical Development Team as Medical Director, and a summary of highlights for Fiscal 2005 and plans for Fiscal 2006.

Item 5.

Full Description of Material Change

Fiscal 2005 Results

On May 31, 2005, AnorMED announced a net loss of $2,169,000 ($0.07 per common share) for the fiscal year ended March 31, 2005, compared to a net loss of $17,531,000 ($0.64 per common share) in Fiscal 2004.  Total revenue for Fiscal 2005 was $24,268,000 compared to $2,022,000 in Fiscal 2004.  The increase in Fiscal 2005 was due to licensing revenue from milestone payments of approximately $2,300,000 from NeoRx for the licensing of NX473 received in the first fiscal quarter and approximately $21,600,000 from Shire Pharmaceuticals as a result of the U.S. approval of FOSRENOL™ received in the third fiscal quarter. Fiscal 2004 revenue was primarily from milestones related to the first approval of FOSRENOL in Sweden in the fourth fiscal quarter. Additional regulatory approvals, if granted, for FOSRENOL in the relevant European countries are expected to generate up to a further U.S. $6,000,000 in milestone payments in Fiscal 2006. Additionally, we do not expect significant milestone payments from any of our other existing partnerships during Fiscal 2006.

The research and development projects in Fiscal 2005 were consistent with the two prior years. However, expenses were higher this year than in the previous two years due to the continued advancement of our drug candidates into later stage clinical trials.  The majority of research and development expenditures continue to be associated with the AMD3100 program, AMD070 clinical trial and manufacturing costs, and in-house research focused on selecting a CCR5 entry inhibitor anti-HIV drug candidate. AMD3100 expenditures increased this fiscal year because of the initiation of two Phase III clinical trials in the fourth fiscal quarter and the initiation of four additional Phase II clinical trials during the year bringing the total to nine Phase II clinical trials that were active at some point during the fiscal year. This is a greater level of activity in the AMD3100 program than in Fiscal 2004 during which we had initiated a total of five Phase II clinical trials.  Overall for Fiscal 2005, costs related to AMD070 were consistent with Fiscal 2004 since the U.S. Adult AIDS Clinical Trials Group (“ACTG”) has provided substantial financial and operational support to the clinical trials for the last two years.  We expect research and development costs to increase during the next fiscal year due to the costs of advancing the AMD3100 clinical program and the manufacture of additional drug substance and clinical drug product for AMD3100 and AMD070 to support trials planned for Fiscal 2006. Our research and development staffing numbers increased by 28 employees over Fiscal 2004 for a total of 98 employees engaged in research and development and we expect these staffing levels to continue to increase as we expand the number of clinical trials that we are managing.

Stock-based compensation expense for employees for the year, recorded as personnel costs, in research and development expenses and general and administrative expenses, was $958,000 and $319,000 respectively compared to $272,000 and $91,000 respectively in Fiscal 2004. The increase is a result of the stock-based compensation expense now including a portion of the cost of options that have been granted over the last eight quarters (versus only four quarters in Fiscal 2004) since this accounting policy was adopted effective April 1, 2003.

General and administrative expenses increased compared to the prior year primarily due to business development and pre-commercialization costs relating to market research and consulting costs in our AMD3100 program. We also added to our general and administrative staff during Fiscal 2005 increasing by ten employees to a total of 28 to support the AMD3100 development program. We expect that general and administrative expenses will increase during Fiscal 2006 due to increased market research and consulting costs related to AMD3100 development and higher investor relations costs as we continue to increase U.S. and Canadian shareholder awareness of our programs and plans. General and administrative costs are expected to increase at a slower rate than our research and development expenses and we anticipate adding a modest number of additional employees in Fiscal 2006.

Due to the strengthening of the U.S. dollar versus the Canadian dollar late in Fiscal 2005, we recognized a foreign exchange gain of $146,000 in the fourth fiscal quarter and $267,000 for the full fiscal year since the Shire milestone payment received in October 2004 was in U.S. dollars and we have invested these funds in U.S. dollar denominated investments. Also included in other income is a loss on the revaluation of investments of $989,000 due to the decline in the market value of the common shares that we received from NeoRx as part of the upfront milestone payment for licensing NX473.

Capital expenditures for property and equipment of $1,014,000 in Fiscal 2005 increased over the $475,000 expended in Fiscal 2004 mainly due to the costs of additional computer hardware and software and office equipment including a new expanded telephone system, to improve our information processing capacity and leasehold improvements required to upgrade and increase staff workstations. We also purchased additional laboratory equipment to improve the capacity in our analytical laboratory. Capital expenditures are expected to grow as a result of increased staffing levels necessitating equipment acquisitions and equipment replacements that are anticipated to be made during Fiscal 2006.  As of March 31, 2005, no material commitments for capital expenditures have been made.

Our total cash position was $65,274,000 at the end of March 2005.  Our cash reserves remained consistent year over year due in large part to the receipt of the milestone payment from Shire during the year. Our cash reserves are primarily held in investments with maturities less than 90 days due to the relatively higher yields that continue to be available for short-term maturities. The current cash on hand as well as expected interest income, supplemented by contractual payments on existing licensing agreements, is estimated to be sufficient to fund our operations as previously described into Fiscal 2007.

Appointment to Clinical Medical Team

AnorMED also announced on May 31, 2005 that Dr. Stephen Becker has joined its Clinical Development Team as Medical Director.  Dr. Becker has close to 30 years of medical and clinical research experience primarily in the area of HIV.   Since 1988 he has been in private practice specializing in HIV and internal medicine, and was an Associate Clinical Professor of Medicine at the University of California School of

Medicine. His primary interest and expertise has been in the design and conduct of Phase I-III HIV trials.  He has a broad knowledge and awareness of U.S. health economics, having designed and implemented HIV intervention programs within the context of the U.S. managed health care.  As well, Dr. Becker was Principle Investigator for a large observational database program that includes over 12,000 HIV patients and which is used by physicians throughout North America.

2005 Highlights & Fiscal 2006 Plans

On May 31, 2005, AnorMED also announced the following highlights for Fiscal 2005 and plans for Fiscal 2006:

Stem Cell Transplant.  In Fiscal 2005 we made significant progress in two core areas of our Stem Cell Transplant program: advancing and expanding our AMD3100 Phase III clinical development program and completing key pre-marketing activities to support our commercialization plan for AMD3100 as a new standard agent in stem cell transplant.  We reached a Special Protocol Assessment Agreement in December with the U.S. FDA on the design of our two Phase III trials, one in non-Hodgkins lymphoma patients and the other in multiple myeloma patients, and immediately initiated the studies at three key sites that subsequently enrolled the first patients by the end of January and early on in February. We are currently planning to have a total of 40 US clinical sites involved in the Phase III trials. To date, we have enrolled 24 non-Hodgkins Lymphoma patients and 14 multiple myeloma patients, and now have a total of 16 sites recruiting for each study. We expect to have an additional 10 sites recruiting within two weeks, and will continue to work with the remaining 14 sites that are all at various stages of reviewing and approving the study protocols.

We have also implemented a proactive clinical affairs program to maintain and build new relationships with key transplant physicians and leading transplant centers in the U.S., Canada and Europe. This program will play a key role in supporting both patient recruitment and medical communications about the ongoing Phase II and III studies.  Although it is still early on in the Phase III program we are maintaining our goal to complete Phase III enrolment and 3 month follow up by the end of calendar year 2006.  In addition, we currently have 12 Phase II studies ongoing at various stages and expect to submit new data from a number of these at appropriate conferences throughout the year, such as ASH in December. In the year ahead we will provide an update on our regulatory strategy and development plans for AMD3100 in Europe.

Over the past year we also made significant progress in implementing the initial components of our commercialization plan for AMD3100. We completed a number of critical market analyses evaluating AMD3100 pricing, reimbursement and marketing parameters in the U.S. and have initiated similar studies to address the European market and also have health economics studies underway.  In Fiscal 2006 we plan to identify a Vice President of Marketing to implement the next steps of our commercial plan for AMD3100.

HIV Entry Inhibitors.  Progress in our HIV programs was steady however slower than anticipated in Fiscal 2005. Based on positive results from a Phase I study of AMD070 at the World Aids Congress we initiated a Phase Ib/IIa study in HIV patients that is being conducted by the ACTG and led by Michael Saag, MD, Professor of Medicine, Director, University of Alabama Center for AIDS Research. Recently, we made changes to the patient inclusion and exclusion criteria and patient monitoring requirements in the protocol that will open the trial to more patients. Although we expect that these changes, once implemented, will improve recruitment it is more likely that preliminary efficacy data will be reported at CROI conference held in February than at the ICAAC conference in September.

In the year ahead our plan to move AMD070 forward includes several components, we expect to initiate additional Phase IIa studies in HIV patients, as well as standard drug interaction studies in healthy volunteers, and will complete three month preclinical safety testing. Again, Dr. Becker will play a key role in leading our HIV program and in developing plans to move AMD070 toward a Phase IIb program as quickly as possible.

Within our CCR5 inhibitor research program we remain focused on identifying a lead compound for clinical development. Currently we have several compounds progressing through multi-dose preclinical safety testing.

Early Stage Programs.  Other developments in Fiscal 2005 included the filing of an Investigational New Drug Application with the FDA to begin a Phase I clinical study to test the safety of AMD3100 in cardiac patients. We expect to start this clinical trial in Fiscal 2006.

Upcoming Key Events

•

Hire a Vice President, Marketing to continue building on our commercial plans for AMD3100

•

Report new clinical data from Phase II clinical trials with AMD3100 in transplant and provide guidance on Phase III timeline

•

Report preliminary efficacy of AMD070 in HIV patients

•

Contingent upon additional European approvals for FOSRENOL, receive milestone payments of up to U.S.$6 million from Shire Pharmaceuticals Group

•

Initiate Phase I safety study of AMD3100 in cardiac patients

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands of Canadian dollars, expect share amounts)	Common shares		Amount		Accumulated deficit		Additional paid-in capital		Total shareholders' equity
(unaudited)									
Balance at March 31, 2004	31,740,148	$	153,452	$	(87,804)	$	401	$	66,049
Issued for cash	450		3		-		-		3
Issued on exercise of options	15,800		66		-		(15)		51
Stock-based compensation	-		-		-		230		230
Net loss	-		-		(3,814)		-		(3,814)
Balance at June 30, 2004	31,756,398		153,521		(91,618)		616		62,519
Issued for cash	10,860		48		-		-		48
Issued on exercise of options	45,498		144		-		(3)		141
Stock-based compensation	-		-		-		374		374
Net loss	-		-		(6,584)		-		(6,584)
Balance at September 30, 2004	31,812,756		153,713		(98,202)		987		56,498
Issued for cash	1,600		10		-		-		10
Issued on exercise of options	9,597		41		-		(4)		37
Stock-based compensation	-		-		-		349		349
Net income	-		-		15,848		-		15,848
Balance at December 31, 2004	31,823,953		153,764		(82,354)		1,332		72,742
Issued for cash	4,540		20		-		-		20
Issued on exercise of options	1,000		2		-		-		2
Stock-based compensation	-		-		-		366		366
Net loss	-		-		(7,619)		-		(7,619)
Balance at March 31, 2005	31,829,493	$	153,786	$	(89,973)	$	1,698	$	65,511

	Common shares		Amount		Accumulated deficit		Additional paid-in capital		Total shareholders' equity
(unaudited)									
Balance at March 31, 2003	25,721,848	$	125,774	$	(70,273)	$	16	$	55,517
Issued for cash	3,100		7		-		-		7
Stock-based compensation	-		-		-		113		113
Net loss	-		-		(4,979)		-		(4,979)
Balance at June 30, 2003	25,724,948		125,781		(75,252)		129		50,658
Stock-based compensation	-		-		-		78		78
Net loss	-		-		(4,212)		-		(4,212)
Balance at September 30, 2003	25,724,948		125,781		(79,464)		207		46,524
Issued on exercise of options	2,333		7		-		-		7
Issued for cash pursuant to public financing	6,000,000		29,400		-		-		29,400
Share issue costs	-		(1,786)		-		-		(1,786)
Stock-based compensation	-		-		-		90		90
Net loss	-		-		(4,409)		-		(4,409)
Balance at December 31, 2003	31,727,281		153,402		(83,873)		297		69,826
Issued for cash	8,200		36		-		-		36
Issued on exercise of options	4,667		14		-		-		14
Stock-based compensation	-		-		-		104		104
Net loss	-		-		(3,931)		-		(3,931)
Balance at March 31, 2004	31,740,148	$	153,452	$	(87,804)	$	401	$	66,049

## STATEMENTS OF CASH FLOWS

| (In thousands of Canadian dollars) | For the three months ended March 31 2005 (unaudited) | For the three months ended March 31 2004 (unaudited) | For the year ended March 31 2005 (audited) | For the year ended March 31 2004 (audited) |
|---|---|---|---|---|
| **Cash provided by (used in):** | | | | |
| **Operations:** | | | | |
| Net loss | $ (7,619) | $ (3,931) | $ (2,169) | $ (17,531) |
| Items not involving cash | | | | |
| Amortization | 218 | 291 | 886 | 1,176 |
| Loss on disposal of property and equipment | 7 | 11 | 14 | 21 |
| Licensing revenue received in shares | - | - | (1,281) | - |
| Loss on revaluation of investments | 197 | - | 989 | - |
| Compensatory stock options | 366 | 104 | 1,319 | 385 |
| Changes in non-cash operating working capital | | | | |
| Accounts receivable | (182) | 1 | (161) | (101) |
| Prepaid expenses | 118 | 108 | (436) | (34) |
| Accounts payable and accrued liabilities | 2,375 | 1,158 | 1,041 | 766 |
| | (4,520) | (2,258) | 202 | (15,318) |
| **Investments:** | | | | |
| Net sale (purchase) of short-term investments | 19,375 | (15,149) | 17,572 | 27,860 |
| Security deposit | 150 | - | 150 | - |
| Proceeds on disposal of property and equipment | 4 | - | 4 | - |
| Purchase of property and equipment | (424) | (202) | (1,014) | (475) |
| | 19,105 | (15,351) | 16,712 | 27,385 |
| **Financing:** | | | | |
| Decrease in capital lease obligations | - | - | - | (170) |
| Issuance of shares, net of share issue costs | 22 | 50 | 312 | 27,678 |
| | 22 | 50 | 312 | 27,508 |
| Increase (decrease) in cash and cash equivalents | 14,607 | (17,559) | 17,226 | 39,575 |
| Cash and cash equivalents, beginning of the period | 43,227 | 58,167 | 40,608 | 1,033 |
| Cash and cash equivalents, end of the period | $ 57,834 | $ 40,608 | $ 57,834 | $ 40,608 |

Note: Certain of the statements contained herein contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company’s business contained in the Company’s Annual Information Form filed with securities regulatory authorities dated July 23, 2004.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

Item 8.

Executive Officer

Name of Executive Officer:

Mr. W.J. (Bill) Adams
Chief Financial Officer

Telephone Number:

604 530 1057

Item 9.

Date of Report

June 9, 2005.

“W.J. Adams”
Signature
W.J. (Bill) Adams, Chief Financial Officer
Name and Position of Signatory